EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 18, 2022

Eldorado Provides 2022 Production and Cost Guidance and Outlines Improved Five-Year Outlook

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or the “Company”) today provided detailed 2022 production and cost guidance and an improved five-year production outlook.

Highlights

•	2022 gold production is expected to be between 460,000 to 490,000 ounces.

•	Mid-point of 2022 gold production is 30,000 ounces or 7% higher compared to the previous 2022 guidance provided in January 2021, due primarily to increased mining rates at Lamaque, increased recovery rates at Kisladag, and increased throughput and higher grades at Olympias.

•	Mid-point of annual gold production has increased on average by approximately 4% or 21,250 ounces per year for 2022 to 2025, compared to guidance provided in January 2021 for the same period.

The Company’s 2022 gold production is forecast to be between 460,000 to 490,000 ounces at an average cash operating cost(1) of $640 to $690 per ounce and an average all-in sustaining costs(1) (“AISC”) of $1,075 to $1,175 per ounce.  Quarter-to-quarter gold production in 2022 is expected to fluctuate during the year, with lower production expected in the first quarter at Kisladag from construction and ramp-up of the new high-pressure grinding rolls (“HPGR”) circuit and lower grades expected at Lamaque during the second and third quarters.

(1) Cash operating costs per ounce sold and AISC per ounce sold are non-IFRS measures. Certain additional disclosures for non-IFRS measures have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS Measures' of Eldorado’s December 31, 2020 MD&A.

“Eldorado’s strong five-year production profile provides a solid foundation for future growth and flexibility to reinvest in our portfolio of mines and projects,” said George Burns, Eldorado Gold’s President and Chief Executive Officer. “In 2021 we were pleased to deliver on numerous key catalysts, particularly in Quebec and at Kisladag, that positioned the Company to increase five-year production guidance year-over-year. In Greece, the robust results of the recently completed Feasibility Study at Skouries, coupled with the amended Investment Agreement with the Greek state, put Eldorado in an excellent position to potentially exceed the five-year plan.”

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Five-Year Gold Production Outlook

Production (oz)	2022E	2023E	2024E	2025E	2026E
Kisladag	145,000 – 155,000	165,000 -175,000	180,000 -190,000	160,000 - 170,000	135,000 - 145,000
Lamaque	165,000 – 175,000	180,000 - 190,000	205,000 - 215,000	190,000 - 200,000	205,000 - 215,000
Efemcukuru	85,000 – 90,000	85,000 - 90,000	80,000 - 85,000	80,000 - 85,000	80,000 - 85,000
Olympias	65,000 – 75,000	70,000 - 80,000	65,000 - 75,000	80,000 - 90,000	85,000 – 95,000
Total	460,000 – 490,000	500,000 – 530,000	535,000 – 565,000	510,000 – 540,000	510,000 – 540,000
Change from 2021 Guidance (1)	Midpoint + 30,000 or ~7%	Midpoint + 20,000 or ~4%	Midpoint + 35,000 or ~7%	no change	N/A

(1) For the four years (2022 – 2025), current guidance, when compared to 2021, as announced January 14, 2021, has increased on average by approximately 4% or 21,250 ounces per year at the midpoint.
NOTE: Figures may not add due to rounding.

2022 Cost(1) and Capital Expenditure Guidance

	2022E		2022E
Consolidated Costs		Corporate ($ millions)
Cash Operating Cost – C1 ($/oz sold)	640 – 690	General and Administrative	38 – 40
Total Operating Cost – C2 ($/oz sold)	720 – 770	Exploration & Evaluation (2)	47 – 52
AISC ($/oz sold)	1,075 – 1,175	Depreciation	240 – 250

Kisladag		Growth Capital ($ millions)
Cash Operating Cost – C1 ($/oz sold)	690 – 740	Kisladag	72 – 77
Total Operating Cost – C2 ($/oz sold)	790 – 840	Olympias	2 – 5
Sustaining Capex ($ millions)	14 – 19	Lamaque	11 – 16

Lamaque		Other Project Spending ($ millions)
Cash Operating Cost – C1 ($/oz sold)	620 – 670	Skouries	30 – 40
Total Operating Cost – C2 ($/oz sold)	640 – 690	Perama Hill	0.5 – 1.0
Sustaining Capex ($ millions)	55 – 60

Efemcukuru
Cash Operating Cost – C1 ($/oz sold)	600 – 650
Total Operating Cost – C2 ($/oz sold)	740 – 770
Sustaining Capex ($ millions)	15 – 20

Olympias
Cash Operating Cost – C1 ($/oz sold)	650 – 700
Total Operating Cost – C2 ($/oz sold)	760 – 810
Sustaining Capex ($ millions)	34 – 39

(1) These measures are non-IFRS measures. See the section 'Non-IFRS Measures' at the end of this press release and in Eldorado’s December 31, 2020 MD&A for explanations and discussion of these non-IFRS measures; (2) 57% expensed and 43% capitalized. Includes project spending at Certej of $3-4 M.

Kisladag

In 2022, Kisladag is expected to mine and place on leach over 13 million tonnes of ore at an average grade of 0.65 grams per tonne. With the commissioning of the High-Pressure Grinding Roll (“HPGR”) circuit complete, as announced in December 2021, average recoveries in 2022 are expected to be approximately 56% for the year. Consistent with mine plans, cash operating costs per ounce in 2022 are expected to be impacted by increased mining and processing costs as a result of higher throughput and lower grades. Inflationary pressures in labour rates and consumables are expected to be partially offset by the weakened Lira.

Forecast 2022 sustaining capital of $14 to $19 million is primarily related to equipment overhauls and mobile equipment purchases. Growth capital of $72 to $77 million includes the continuation of both the waste stripping campaign and the expansion of the North Leach Pad, as well as the construction of the North Rock Dump.

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Efemcukuru

In 2022, Efemcukuru is expected to mine and process over 525,000 tonnes of ore at an average gold grade of 5.9 grams per tonne. Cash operating costs per ounce in 2022 are expected to be impacted by fewer ounces produced and sold. Cost inflation is expected to be partially offset by the weakening of the Turkish Lira. Expected sustaining capital expenditures for 2022 include underground development and resource conversion drilling. 2022 exploration includes conversion drilling of inferred resources at the Kokarpinar and Bati vein systems, resource expansion drilling at Kokarpinar and drill-testing several new targets on the property.

Lamaque

In 2022, Lamaque is expected to mine and process over 815,000 tonnes of ore at an average gold grade of 6.75 grams per tonne. 2022 cash operating costs per ounce of $620 to $670 reflect increased mining and processing costs due to higher throughput and cost inflation.

Sustaining capital expenditures for 2022 are forecast to be approximately $55 to $60 million, which includes significant underground development and maintenance of the tailings storage facility. Work on the tailings facility will be concentrated primarily over the summer months which is expected to impact AISC during the second and third quarters.

Exploration programs in 2022 will include the development of an exploration drift at Ormaque from which resource conversion drilling of the upper half of the deposit will be completed, as well as both resource expansion and resource conversion drilling at Triangle. Exploration drilling is also scheduled for projects on the Bourlamaque property, and numerous early-stage targets.

Olympias

In 2022, Olympias is expected to mine over 475,000 tonnes of ore at an average grade of 7.4 grams per tonne of gold, 119 grams per tonne of silver, 4% lead and 4% zinc.  Forecast 2022 ore processed includes processing of old Olympias tailings which will be processed at the Stratoni plant. Payable production is expected to be 65,000 to 75,000 ounces of gold, 1.4 million to 1.5 million ounces of silver, 12,000 to 15,000 tonnes of lead metal and 12,000 to 15,000 tonnes of zinc metal. Cash operating costs per ounce in 2022 are expected to be lower year-over-year due to higher base metal by-product credits. Transformation efforts during the past year are improving production rates and efficiency improvements are beginning to drive a moderating cash operating cost profile.

Forecast 2022 sustaining capital expenditures of $34 to $39 million include underground mine development and improvement projects, diamond drilling, mobile equipment rebuilds, and the second phase of the Kokkinolakas tailings management facility construction. This includes underground exploration drilling testing three step-out targets adjacent to existing mine development.

Skouries

Project spending at Skouries is focused on execution readiness, engineering, geotechnical and drilling activity, site construction activities, and early works. Project spending will be in the first half of 2022, in advance of project financing and Board approval.

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COVID-19 Response

As we continue to respond to the evolving global COVID-19 pandemic, our focus remains on people and keeping our employees, their families and our local communities safe. We are committed to balancing the concerns of our employees and stakeholders with the continuity of our business. This includes following government protocols and precautions in our relevant jurisdictions to provide safe workplaces for our people. Vaccination rates at each of our operating sites are strong, and we are not currently experiencing any major impact on our operations during the emergence of the latest variant. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic. The previously implemented protocols remain in place at our sites and are reviewed on an ongoing basis to adapt to the evolving situation.

2022 Commodity and Currency Price Assumptions

Gold ($/oz)	$1,750
Silver ($/oz)	$26
Lead ($/mt)	$2,100
Zinc ($/mt)	$2,650
USD : CDN	1 : 1.26
EURO : US	1 : 1.15
USD : TRY	1 : 13.0

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.616 2296 or 1.888.363.8166

louise.mcmahon@eldoradogold.com

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Non-IFRS Measures

Certain non-IFRS ratios are included in this press release, including average realized gold price per ounce sold, cash operating costs per ounce sold, total cash costs per ounce sold, all-in sustaining costs (“AISC”) per ounce sold and adjusted net earnings/(loss) per share. Certain non-IFRS financial measures are included in this presentation, or are used to derive the above-noted non-IFRS ratios, including cash operating costs (C1), total cash costs (C2), AISC, adjusted net earnings/(loss), cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and adjusted earnings before interest, taxes and depreciation and amortization (“Adjusted EBITDA”), free cash flow and sustaining capital.

The Company believes that these non-IFRS measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section ‘Non-IFRS Measures’ in the December 31, 2020 MD&A available on SEDAR at www.sedar.com and on the Company’s website under the ‘Investors’ section. The most directly comparable IFRS financial measures and results from the year ended December 31, 2020 are below.

Non-IFRS Measure	Most Directly Comparable IFRS Measure	2020
Cash operating costs (C1)	Production costs	$445 M
Total cash costs (C2)
AISC
Average realized gold price per ounce sold	Revenue	$1,027 M
EBITDA	Earnings before income tax	$176 M
Adjusted EBITDA
Adjusted net earnings/(loss)	Net earnings attributable to shareholders of the Company	$105 M
Adjusted net earnings/(loss) per share
Cash flow from operations before changes in non-cash working capital	Net cash generated from operating activities	$426 M
Free cash flow
Sustaining capital	Additions to property, plant and equipment	$201 M

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost and capital expenditure guidance, AISC and cash operating cost guidance expected future amount mined and processed, mining rate, recoveries and grade, and five year production outlook; expected impacts on cash operating costs and expected use of sustaining capital at Kisladag, Efemcukuru, Lamaque, and Olympias; expected exploration program at Lamaque; expected improvements at Olympias; expected project spending at Skouries; commodity and currency price assumptions; planned capital projects, including timing; any debt reduction; expected mining volume, grade and recoveries; forecasted cash costs and AISC; growth capital projects at its properties, including anticipated timing and benefits; commodity and currency price assumptions; duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations; our expectations regarding the timing and quantity of annual gold production; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; redemption of senior secured notes; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings.

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Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: ability to meet production, expenditure and cost guidance, global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; ability to achieve expected benefits from improvements, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and “Risk factors in our business” in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

The scientific and technical disclosure of the exploration results from the Quebec based projects were reviewed and approved by Jessy Thelland. P.Geo, OGQ #0758, a qualified person as defined by NI 43-101. Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a “qualified person” under NI 43-101.

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